Exhibit 99.1
Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
CIBC produces quarterly and annual reports, which are submitted to the SEC under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2010 Report, First Quarter 2010 Report, and 2009 Annual Accountability Report; these documents were submitted to the SEC on May 27, 2010, February 25, 2010 and December 2, 2009, respectively. This reconciliation information with respect to the financial statements in CIBC’s Second Quarter 2010 Report is in accordance with Item 18 of SEC Form 20-F.
     When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if United States (U.S.) GAAP were applied in the preparation of the April 30, 2010 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 30 of the 2009 Annual Accountability Report. This note updates that disclosure for the six-month period ended April 30, 2010.
CONDENSED CONSOLIDATED BALANCE SHEET

$ millions, as at	April 30, 2010			October 31, 2009
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest bearing deposits with banks	$1,563	$—	$1,563	$1,812	$—	$1,812
Interest-bearing deposits with banks	6,373	(599)	5,774	5,195	(561)	4,634
Securities
Trading	17,839	112	17,951	15,110	1,451	16,561
Available-for-sale (AFS)	30,416	5,759	36,175	40,160	4,518	44,678
Designated at fair value (FVO)	18,739	—	18,739	22,306	—	22,306
Securities borrowed or purchased under resale agreements	39,466	(149)	39,317	32,751	(148)	32,603
Loans	176,735	(8,034)	168,701	167,212	(7,658)	159,554
Other
Derivative instruments	21,830	—	21,830 (1)	24,696	—	24,696
Customers’ liability under acceptances	7,001	—	7,001	8,397	—	8,397
Land, buildings and equipment	1,581	(4)	1,577	1,618	(5)	1,613
Goodwill	1,904	4	1,908	1,997	—	1,997
Software and other intangible assets	596	—	596	669	—	669
Other assets	11,958	(169)	11,789	14,021	1,076	15,097

	$336,001	$(3,080)	$332,921	$335,944	$(1,327)	$334,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$226,793	$(3,743)	$223,050	$223,117	$(5,880)	$217,237
Other
Derivative instruments	24,060	(27)	24,033 (1)	27,162	(10)	27,152
Acceptances	7,001	—	7,001	8,397	—	8,397
Obligations related to securities sold short	9,490	(261)	9,229	5,916	974	6,890
Obligations related to securities lent or sold under repurchase agreements	36,409	—	36,409	37,453	—	37,453
Other liabilities	10,607	1,757	12,364	13,693	4,556	18,249
Subordinated indebtedness	6,063	—	6,063	5,157	—	5,157
Preferred share liabilities	600	(600)	—	600	(600)	—
Shareholders’ equity
Preferred shares	3,156	600	3,756	3,156	600	3,756
Common shares	6,508	(103)	6,405	6,240	(119)	6,121
Treasury shares	1	—	1	1	—	1
Contributed surplus	94	—	94	92	—	92
Non-controlling interests	168	—	168	174	—	174
Retained earnings	5,713	437	6,150	5,156	(72)	5,084
Accumulated other comprehensive income (loss) — net of taxes
Foreign currency translation adjustments	(715)	(210)	(925)	(495)	(211)	(706)
Net unrealized gains (losses) on AFS securities	36	(227)	(191)	124	149	273
Net gains (losses) on cash flow hedges	17	(18)	(1)	1	(10)	(9)
Unrecognized pension and post retirement obligations	—	(685)	(685)	—	(704)	(704)

	$336,001	$(3,080)	$332,921	$335,944	$(1,327)	$334,617

(1)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $14,245 million as at April 30, 2010. The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $5,335 million and $2,782 million, respectively. If we had adopted the offsetting provisions of FASB Staff Position FIN 39-1, Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $10,367 million and $15,123 million, respectively.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

		2010	2009
$ millions, except share and per share amounts, for the six months ended		April 30	April 30

Net income as reported		$1,312	$96

Net interest income
Reclassification of certain financial assets		$37	$78
Joint ventures		(14)	(24)
Preferred share liabilities		16	16
Non-interest income
Fair value measurements		—	(3)
Leveraged loans held for sale		93	(89)
OTTI		(1)	—
Joint ventures		(50)	(47)
Reclassification of certain financial assets		704	12
Capital repatriation		—	49
Business combination		(2)	—
Derivative instruments and hedging activities		(128)	(73)
Equity accounting		8	7
Insurance reserves and deferred acquisition costs		(3)	(5)
Non-interest expenses
Joint ventures		51	53
Employee future benefits		7	(4)
Stock-based compensation		22	(5)
Net change in income taxes due to the above noted items		(215)	(12)

		$525	$(47)

Net income based on U.S. GAAP		$1,837	$49
Preferred share dividends and premiums		(101)	(91)

Net Income (loss) applicable to common shareholders		$1,736	$(42)

Weighted-average basic shares outstanding (thousands)		386,865	381,410
Add: stock options potentially exercisable		1,000	466

Weighted-average diluted shares outstanding (thousands)		387,865	381,876

Income (loss) per share	- Basic	$4.49	$(0.11)
	- Diluted	$4.48	$(0.11)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	2010	2009
$ millions, for the six months ended	April 30	April 30

Net income based on U.S. GAAP	$1,837	$49

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	$(219)	$14
Net change in AFS securities (1)	(464)	70
Net change in cash flow hedges	8	(6)
Change in unrecognized pension and post retirement obligations	19	(7)

Total other comprehensive income (loss)	$(656)	$71

Comprehensive income	$1,181	$120

(1)	Net of reclassification adjustments for net realized gains (losses) (including other-than-temporary impairments) included in net income of $42 million for the six months ended at April 30, 2010 ($181 million for Q2 2009).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

	2010	2009
$ millions, for the six months ended	April 30	April 30

Foreign currency translation adjustments	$(17)	$52
Net change in AFS securities	186	(73)
Net change in cash flow hedges	(2)	2
Change in unrecognized pension and post retirement obligations	(6)	(3)

	$161	(22)

ADDITIONAL NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
Credit derivatives, standby and performance letters of credit
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.
     The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at April 30, 2010:

			Protection purchased with
	Protection sold		identical underlyings
	Maximum		Maximum	Fair	Net
	payout/	Fair	payout	value	protection
$ millions, as at Arpil 30, 2010	notional	value	Notional	(net of CVA)	sold

Credit derivatives
Credit default swaps	$13,805	$(3,159)	$10,862	$651	$2,943
Total return swaps	3,026	(164)	2,947	110	79

Total	$16,831	$(3,323)	$13,809	$761	$3,022

The following table summarizes the maturity and ratings profile of credit protection sold as at April 30, 2010. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e., the attachment point) and deal specific terms such as tests/triggers.

	Notional amount				Fair
$ millions, as at April 30, 2010	< 1 year	1 to 5 years	> 5 years	Total	value

Risk rating of underlying assets
Investment grade	$183	$2,144	$4,134	$6,461	$(229)
Non-investment grade	35	420	7,198	7,653	(2,759)
Not rated	21	1,398	1,298	2,717	(335)

Total	$239	$3,962	$12,630	$16,831	$(3,323)

The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as at April 30, 2010. The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s and Moody’s.

Maximum possible future
payout on standby and
$ millions, as at April 30, 2010	performance letters of credit

Risk rating of customers
Investment grade	$3,068
Non-investment grade	1,662
Not rated	230

Total	$4,960

Derivatives and hedging activities
Topic 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities” requires an entity to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Much of this disclosure is presented in Note 14 to the Bank’s Consolidated Financial Statements within the 2009 Annual Accountability Report with the additional incremental requirements under Topic 815 (SFAS 161) presented below.
     The following tables present the derivative related gains (losses) recognized in the Consolidated Statement of Operations and the Consolidated Statement of Comprehensive Income (Loss) for the six months ended April 30, 2010. A net gain of $7 million on items hedged under fair value hedges is included in net interest income for the six months ended April 30, 2010.

	Gain (loss) recognized in consolidated statement of operations							Gain (loss)
	Net interest income			Non-interest income				recognized
		Recognized on	Recognized on			Recognized on	Recognized on	in other
	Directly	hedge	transfer from	Directly		hedge	transfer from	comprehensive
$ millions, for the six months ended April 30, 2010	recognized	ineffectiveness	AOCI	recognized		ineffectiveness	AOCI	income

Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	$—	$—	$—	$—		$—	$(19)	$—
Fair value hedges	(5)	(2)	n/a	—		—	n/a	n/a
Economic hedges	—	—	n/a	(286	) (1)	—	n/a	n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—		(11)	n/a	8
NIFO hedges	—	—	—	3			—	—
Economic hedges	—	—	n/a	—		—	n/a	n/a
Credit derivatives
Cash flow hedges	—	—	—	—		—	—	—
Fair value hedges	—	—	n/a	—		—	n/a	n/a
Economic hedges	—	—	n/a	25		—	n/a	n/a

	$(5)	$(2)	$—	$(258)		$(11)	$(19)	$8

(1)	Includes derivative instruments held to economically hedge FVO financial instruments.

Gain (loss) recognized in
trading revenue in the
consolidated statement of
$ millions, for the six month ended April 30, 2010	operations

Derivatives held for trading
Interest rate	$(98)
Foreign exchange	(156)
Equity	862
Commodities	(57)
Structured credit and others	(284)

$267

Contingent features
Certain derivative instruments contain provisions that require CIBC’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If CIBC’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on April 30, 2010, is $6,169 million for which we have posted collateral of $5,829 million in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on April 30, 2010, we would be required to post an additional $53 million of collateral to our counterparties.

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Business combinations
Effective November 1, 2009, we adopted Topic 805 (Business Combinations (SFAS 141(R)), which replaces SFAS 141, “Business Combinations”. This standard improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. Topic 805 (SFAS 141(R)) retains the fundamental concepts of SFAS 141 and requires the acquisition method of accounting and the identification of an acquirer for all business combinations.
Upon the adoption of Topic 805 the following differences exist:
•	an acquirer should recognize the identifiable assets and liabilities in the acquiree at the full amounts of their fair value in a step acquisition;

•	an acquirer should measure assets or liabilities arising from a contingency at their acquisition-date fair value. Subsequently, the acquirer should evaluate new information and measure a liability at the higher of its acquisition- date fair value or the amount that would be recognized if applying Topic 450 (SFAS 5), “Accounting for Contingencies”, and measure an asset at the lower of its acquisition-date fair value or the best estimate of its future settlement amount.

•	an acquirer must expense acquisition-related and restructuring costs; and

•	non-controlling interest in subsidiaries are initially measured at fair value and classified as a separate component of equity.
Note 2 to the Bank’s Canadian GAAP Interim Financial Statements within the Q2 2010 Report to Shareholders provides disclosure of the acquisitions made during the six months ended April 30, 2010. With the adoption of this Topic, the Bank recognized a contingent consideration agreement with a fair value of $5 million on the acquisition date related to the CIT transaction. The Bank also expensed acquisition-related costs of $2 million relating to the two transactions.
Accounting for non-controlling interests
Effective November 1, 2009, we adopted Topic 810 (SFAS 160), “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. This standard requires the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and
•	for the purposes of computing EPS in consolidated financial statements (both basis and diluted), if one or more less-than-wholly owned subsidiaries are included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the non-controlling interest in subsidiaries.
In addition, this standard requires the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and
•	after control is obtained, a change in the ownership interests that does not result in a loss of control should be accounted for as an equity transaction.
The adoption of this standard resulted in $168 million of non-controlling interests as at April 30, 2010 (April 30, 2009: $174 million) being reclassified from liabilities to shareholder’s equity.
Fair value measurements for non-financial assets and liabilities
Effective November 1, 2009, we adopted the remaining provision of Topic 820 (SFAS 157), “Fair Value Measurements”. The remaining provision primarily impacts the Bank by requiring additional disclosures about its fair value measurements related to non-financial assets and liabilities. Similar to the guidance provided for financial assets and liabilities, the remaining provision of Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Note 2 to the Bank’s Consolidated Financial Statements within the 2009 Annual Accountability Report provides additional discussions on the definition of Level 1, 2 and 3 within the fair value hierarchy. Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.

For the six months ended April 30, 2010, certain foreclosed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using valuation techniques. As at April 30, 2010 the fair value of these assets was approximately $68 million and they were classified as Level 3 in the fair value hierarchy.
Fair value measurement – Measuring liabilities at fair value
Effective November 1, 2009, we adopted Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value”. This Update provides clarification as to how to value a liability where a quoted price in an active market for an identical liability is not available. The Update also specifies that the fair value of the liability can be measured in relation to the quoted price of the identical or similar liability when it is traded as an asset in an active market. In addition, it clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
Fair value measurement for financial assets and liabilities measured at fair value on a non-recurring basis
In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, Topic 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the six months ended April 30, 2010, certain equity securities and leveraged loans were measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $57 million to reflect other-than-temporary impairment of $33 million. The carrying value of the leveraged loans held for sale has been reduced by $106 million as at April 30, 2010 to reflect the current market value of $477 million.
Securitization and variable interest entities
Loans to third party structured vehicles under Canadian GAAP with a fair value of $7,120 million are classified as AFS securities under US GAAP, and loans to CIBC structured CDO vehicles under Canadian GAAP with a fair value of $415 million are classified as AFS securities in CIBC structured CDO vehicles under US GAAP.
Accounting for transfers of financial assets and repurchase financing transactions
Effective November 1, 2009, we adopted ASC 860-10-40 (FSP FAS 140-3), “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
Investments in certain entities that calculate net asset value per share
Effective November 1, 2009, we adopted FASB Accounting Standards Update ASC 820 (ASU 2009 -12) “Fair Value Measurements and Disclosure – Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This Update provides guidance on measuring the fair value of an investment in an investment company that does not have a readily determinable fair value. It permits entities to use net asset value as a practical expedient to measure the fair value of the investments. Additional disclosures are also required regarding the nature and risk of the investments. Our alternative investments include certain limited partnerships held in our Merchant Banking portfolio where the Bank is a limited partner. Fair value of these investments are based on the net asset value provided by third party fund managers and is adjusted for more recent information where available and appropriate. As at April 30, 2010 the fair value of these investments in limited partnerships was $600 million and our unfunded commitment was $200 million. These limited partnerships typically have a 10 year commitment period with varying extension terms. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
Comparative amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in 2010.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for transfers of financial assets and consolidation of variable interest entities
In June 2009, the FASB issued FASB ASC 860 (SFAS 166), “Accounting for Transfers of Financial Assets — an amendment of FASB statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which will be effective for the Bank on November 1, 2010. On and after the effective date, the concept of a qualifying special purpose entity (QSPE) is no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. Furthermore, the disclosure provisions of FASB ASC 805 (SFAS 166) will be applied to transfers that occurred both before and after the effective date.
     In June 2009, the FASB also issued FASB ASC 805 (SFAS 167), “Amendments to FASB Interpretation 46 (R) Consolidation of Variable Interest Entities”, which will be effective for CIBC on November 1, 2010. It amends FIN 46 (R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity (VIE). This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46 (R), FASB ASC 805 (SFAS 167) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and require enhanced disclosure with more transparent information about an enterprise’s involvement in a VIE.
Disclosures about post retirement benefit plan assets
In December 2008, the FASB issued Topic 715-20 (FAS 132 (R) -1), “Employer’s Disclosures about Postretirement Benefit Plan Assets”. This guidance requires an employer to disclose the following:
•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
•	The major categories of plan assets;
•	The inputs and valuation techniques used to measure the fair value of plan assets;
•	The effect of fair value measurements using significant unobservable inputs (level 3) on changes in plan assets for the period;
•	Significant concentration of risk within plan assets; and

•	A description of the basis used to determine the overall expected long term rate of return on assets assumption
This update will be effective for reporting on October 31, 2010.
Improving disclosures about fair value measurements
In January 2010, the FASB issued FASB ASU 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update requires new disclosure of transfers in and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This update will be effective for CIBC for reporting on October 31, 2010.